UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC File Number: 001-40788

CUSIP Numbers: 36118W102; 36118W110; 36118W201

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

Commission File Number: 001-40788 For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future Health ESG Corp.

Full Name of Registrant

N/A

Former Name if Applicable

8 The Green

Suite 12081

Address of Principal Executive Office (Street and Number)

Dover, DE 19901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 14, 2024, Future Health ESG Corp. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) because the Company was in the process of finalizing the financial statements for the quarter ended March 31, 2024 (the “Financial Statements”). This amendment to the Original Form 12b-25 is being filed to report that the Company will not be filing such Form 10-Q within the five-day extension period provided by the Original Form 12b-25. To date, the Company has been unable, without unreasonable effort or expense, to finalize the Financial Statements for inclusion in the Form 10-Q. The Company is continuing in its efforts to file the Form 10-Q as soon as reasonably practicable.

(1)	Name and telephone number of person to contact in regard to this notification.

	Khairul Azmi Bin Ismaon	(833)	388-8734
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future Health ESG Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2024	By:	/s/ Khairul Azmi Bin Ismaon
Khairul Azmi Bin Ismaon
Chief Financial Officer